UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2026

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Preliminary Results of Operations

•	The preliminary results shown below may differ from the final results.

1. Basis: Consolidated

Classification (unit : in 100 millions of Won, %)		Current Period (Third quarter(1) of 2026)	Previous Period (Second quarter(2) of 2026)		Changes (%)		Year to Year Comparison (Third quarter(1) of 2025)	Changes (%)
Operating Revenue	Quarterly Results	44,973	43,591		3.17		39,781	13.05
	Year-to-date (“YTD”)(3) Results	132,486	N.A	*	N.A	*	127,705	3.74
Operating Income	Quarterly Results	5,523	5,660		(2.43)		484	1040.28
	YTD(3) Results	16,559	N.A	*	N.A	*	9,541	73.56
Profit (Loss) from Continuing Operations Before Income Tax	Quarterly Results	6,092	5,720		6.50		-1,639	N.A	*
	YTD(3) Results	16,467	N.A	*	N.A	*	5,844	181.77
Profit (Loss) for the Period	Quarterly Results	4,118	4,660		(11.64)		-1,667	N.A	*
	YTD(3) Results	11,942	N.A	*	N.A	*	2,781	329.41
Attributable To: Controlling Interests	Quarterly Results	4,133	4,706		(12.18)		-1,582	N.A	*
	YTD(3) Results	12,063	N.A	*	N.A	*	2,959	307.72

(1)	Refers to the three-month period from July1 to September 30 of a given year.
(2)	Refers to the three-month period from April 1 to June 30 of a given year.
(3)	Refers to the nine-month period from January 1 to September 30 of a given year.
*	Means “not applicable.”

2. Basis: Separate

Classification (unit : in 100 millions of Won, %)		Current Period (Third quarter(1) of 2026)	Previous Period (Second quarter(2) of 2026)		Changes (%)		Year to Year Comparison (Third quarter(1) of 2025)	Changes (%)
Operating Revenue	Quarterly Results	31,563	31,170		1.26		26,647	18.45
	YTD(3) Results	93,791	N.A	*	N.A	*	89,673	4.59
Operating Income (Loss)	Quarterly Results	4,135	4,277		(3.33)		-522	N.A	*
	YTD(3) Results	12,508	N.A	*	N.A	*	6,811	83.64
Profit (Loss) Before Income Tax	Quarterly Results	4,062	4,019		1.06		(2,305)	N.A	*
	YTD(3) Results	12,421	N.A	*	N.A	*	5,655	119.63
Profit (Loss) for the Period	Quarterly Results	2,989	3,106		(3.77)		(2,066)	N.A	*
	YTD(3) Results	9,422	N.A	*	N.A	*	3,048	209.08

(1)	Refers to the three-month period from July 1 to September 30 of a given year.
(2)	Refers to the three-month period from April 1 to June 30 of a given year.
(3)	Refers to the nine-month period from January 1 to September 30 of a given year.
*	Means “not applicable.”

3. Source of Data	Data Provider	IR, SK Telecom

	Provided for	Analysts and Investors

	Date of Provision	November 4, 2026 / 4:00 p.m. (Seoul time)

	Location	2026 3Q Earnings Results Conference Call

	Organizing Team	IR, SK Telecom (+82-2-6100-2114)

4. Other Important Matters Relating to an Investment Decision

•

The preliminary results set forth in this report have been prepared on a consolidated basis and separate basis in accordance with International Financial Reporting Standards as adopted in Korea and may be subject to change based on the results of the audit by the Company’s external auditor.

•

For further relevant materials, please refer to the Company’s IR website at:

https://www.sktelecom.com/en/investor/lib/announce.do

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Taehee Kim
(Signature)
Name: Taehee Kim
Title: Vice President

Date: November 4, 2026